Exhibit 99.1

For further information, please contact: Volker Braun, SVP Head of Global Investor Relations & ESG,
volker.braun@evotec.com, M. +49(0)151.1940 5058, www.evotec.com interim STATEMENT 9M 2023

HIGHLIGHTS

▶	CONTINUATION OF STRONG GROWTH IN DEMANDING MARKETS
▶	PARADIGM-SHIFTING OFFERINGS ARE STRONGEST GROWTH DRIVERS
▶	PIPELINE PROGRESS; E.G. WITH ADVANCED ASSET IN NEURODEGENERATION
▶	ALL ELEMENTS OF GUIDANCE CONFIRMED

EVOTEC’S TOPLINE SUCCESS REFLECTS STRONG DEMAND

▶	Group revenues increased by 14% (19% excluding fx-effects) to €580.1 m (9M 2022: €510.8 m); excluding a lower contribution from milestones, upfronts and license payments, Base business at €575.3 m (9M 2022: €502.8 m) continued to show comparable growth of 14%.
▶	Costs of €43.9 m were incurred in 2023 as a direct result of the cyber-incident in early April, including additional external expenditures and internal recovery contributions.
▶	Total EVT Execute revenues (incl. intersegment revenues) up 3% to €543.4 m (9M 2022: €526.7 m), strongly affected by cyber-incident; EVT Innovate revenues up 64% to €199.9 m (9M 2022: €121.9 m).
▶	Adjusted Group EBITDA totalled €50.2 m (9M 2022: €44.6 m); continued work on key collaborations has partially compensated for underutilised capacities as a result of the cyber-attack.

STRENGTHENING ACTIVITIES THROUGH INTEGRATED R&D AND PRECISION MEDICINE PLATFORMS

▶	Multiple new and extended integrated drug discovery and development agreements all along the drug discovery & development value chain

▶	Extension and expansion of strategic neurodegeneration partnership with Bristol Myers Squibb (“BMS”), and strong progress in strategic targeted protein degradation partnership with BMS

▶	Co-owned pipeline progress: Positive Phase I read-out for EVT8683, start of Phase I trial for EVT401

▶	Further value creation through academic partnerships (BRIDGEs): Launch of “LAB eN²” with Novo Nordisk and academic institutions Harvard University, Mass General Brigham, Yale University, and Beth Israel Deaconess Medical Center

▶	New partnering agreement to strengthen biotech innovators in shared R&D economy with LabCentral, BioLabs, and MBC BioLabs

Events after Period-End

▶	Launch of “65LAB”, Evotec’s first BRIDGE partnership in Asia

▶	Co-owned pipeline updates: Presentation of biomarkers data on EVT801. Exscientia decided to de-prioritise EXS21546

2

interim STATEMENT 9M 2023

CORPORATE

▶	Opening of new state-of-the-art biology facility on Dorothy Crowfoot Hodgkin Campus

Events after Period-End

▶	Evotec receives SBTi validation and approval of its near-term emission reduction targets

▶	Early October, as part of its Value Protection Plan (VPP) Evotec’s management has engaged into the social process of redeploying its Chemistry activities out of Marcy (Lyon)

BUSINESS OUTLOOK FOR FULL-YEAR 2023 AND MID-TERM GOALS 2025 CONFIRMED

▶	Group revenues expected to be in a range of € 750 – 790 m or € 765 – 805 m at constant exchange rates (2022: € 751 m).

▶	Adjusted Group EBITDA expected to be in the range of € 60 – 80 m, translating into € 70 – 90 m at constant exchange rates (2022: € 102 m).

▶	Unpartnered research and development expenses expected to be in a range of € 60 – 70 m (2022: € 70 m).

▶	Mid-term goals target revenue growth to > € 1,000 m, adjusted EBITDA of ≥ € 300 m and unpartnered research and development expenses of > € 100 m.

Due to the criminal cyber-attack discovered on 6 April 2023, productivity was affected in the second and third quarters. In response to the criminal cyber-attack, Evotec took immediate action to contain and remediate the attack by taking its external-facing systems offline. This was deemed necessary to protect all the Company’s partners and stakeholders and meant Evotec could ensure that the integrity of scientific data remained unaffected.

3

interim STATEMENT 9M 2023

FINANCIAL HIGHLIGHTS

The following table provides an overview of the financial performance in the first nine months of 2023 compared to the same period in 2022. More detailed information can be found on page 6 of this interim statement.

Key figures of consolidated income statement & segment information

Evotec SE & subsidiaries – First nine months of 2023

In T€	Evotec Group 9M 2023	Evotec Group 9M 2022
Revenues1)	580,113	510,759
Costs of revenues	(442,729)	(419,150)
Gross profit	137,384	91,609
Gross margin in %	23.7%	17.9%

R&D expenses2)	(48,366)	(55,320)
SG&A expenses	(127,482)	(109,858)
Other operating income (expenses), net4)	7,635	56,734
Impairments of intangible assets	(5,131)	—
Net operating income (loss)	(35,960)	(16,836)

Adjusted EBITDA3)	50,211	44,600

1) Group revenues would have amounted to € 587.8 m at constant exchange rates

2) Includes unpartnered R&D expenses of € 45.7 m  in 9M 2023 (9M 2022: € 50.7 m)

3) Net income (loss) adjusted for interest, taxes, depreciation and amortization of intangibles, impairments on goodwill and other intangible and tangible assets, total non-operating results, change in contingent consideration (earn-out) and items that in magnitude, nature or occurrence would distort the presentation of the financial performance of the Group.

4) As of Q3, the external, one-off related cyber expenses of € 11.9 m (€ 7.8 m as of Q2) are excluded from Adjusted Group EBITDA. Internal costs of recovery are included in Adjusted Group EBITDA.

The following table details Evotec’s segment revenues and operating income (loss) for the nine months ended 30 September 2023:

In T€	EVT Execute	EVT Innovate	Intersegment Eliminations	Evotec Group 9M 2023
Revenues	543,372	199,906	(163,165)	580,113
Operating result	(40,078)	4,118	—	(35,960)

4

interim STATEMENT 9M 2023

OPERATIONAL HIGHLIGHTS

Multiple new and extended integrated drug discovery and development agreements all along the drug discovery & development value chain

In the first nine months of 2023, Evotec continued to further expand its operational activities based on its fully integrated end-to-end shared R&D and precision medicine platforms. The Company entered into several new partnerships and extended existing alliances across the various stages of drug discovery and development, as well as across modalities and business areas e.g.:

•	In March, BMS and Evotec extended and expanded the neurodegeneration partnership, originally signed in 2016, for an additional 8 years. In July, Evotec announced that BMS has exercised its option to enter into an exclusive global licence agreement, which covers selected discovery programmes that were developed and progressed within the neurodegeneration partnership. Under the licence agreement, BMS has selected an undisclosed number of programmes that were rapidly developed and progressed using Evotec’s precision medicine platforms for further development within the expanded collaboration. Evotec receives a $ 40 m payment, recognised over time, and is eligible to earn performance milestone payments, as well as tiered royalties up to low double-digit percentages on product sales. In September, BMS presented updates on BMS-986419/EVT8683 at its R&D Day and announced the intentions to proceed into a first clinical Phase II trial in 2024.

•	In September, Evotec, LabCentral, a launchpad for life science and biotech start-ups, BioLabs, an international membership based network of shared lab and office facilities, and MBC BioLabs, providers of co-working laboratory space, announced an agreement to boost early-stage innovations through access to Evotec’s shared end-to-end R&D platform.

Further value creation through academic partnerships (BRIDGEs)

In September, Evotec and Novo Nordisk announced “LAB eN²”, a translational drug discovery accelerator that aims to nurture early research from academic institutions into novel therapeutics. The focus is on addressing unmet need in cardiometabolic diseases as well as rare blood and rare endocrine disorders. LAB eN² is an engagement model that combines Evotec’s multimodality drug discovery and pre-clinical development capabilities with Novo Nordisk’s therapeutic, clinical, and commercial expertise. LAB eN² has already signed on four academic institutions to participate: Harvard University, Mass General Brigham, Yale University, and Beth Israel Deaconess Medical Center.

BRIDGEs after period-end

In October, Evotec announced that the Company has entered into a new BRIDGE partnership with Lightstone Ventures, ClavystBio, Leaps by Bayer, Polaris Partners, and the Polaris Innovation Fund. “65LAB”, Evotec’s first academic BRIDGE in Asia, aims to advance drug discovery and the creation of new therapeutics companies in Singapore. In the same month, Evotec announced a translational BRIDGE partnership with Pre-Amp, a new venture studio created by Amplitude Ventures.

Co-owned pipeline progress

In August, a clinical Phase I study for EVT401, a P2X7 receptor antagonist for the treatment of inflammatory conditions originally developed by Evotec, then licensed to Zhejiang CONBA Pharmaceutical Co., was initiated.

In September, BMS presented positive Phase I data for BMS-986419 / EVT 8683 and announced plans to initiate a Phase II trial in ALS in 2024.

5

interim STATEMENT 9M 2023

Pipeline progress after period-end

In October, Kazia Therapeutics (“Kazia”) presented biomarkers data on EVT801 at ESMO Congress 2023. Evotec first announced a partnership with Kazia for clinical development of EVT801 in April 2021 and in November of the same year, Kazia announced that EVT801 entered clinical development with the first patient enrolled in a first-in-human Phase I trial.

CORPORATE

Opening of new state-of-the-art biology facility on Dorothy Crowfoot Hodgkin Campus

In September, Evotec celebrated the Grand Opening of a new facility, Building 95 (“B95”), on the Company’s Dorothy Crowfoot Hodgkin Campus at Milton Park. Evotec has developed B95 to accommodate new state-of-the-art biology laboratories, a range of collaborative workspaces and meeting rooms as well as a restaurant for employees. The B95 facility was designed with a particular focus on sustainability, and incorporates air source heat pumps, a demand-based laboratory ventilation system, as well as low energy lighting and appliances. These measures will support Evotec in achieving the Company’s carbon net-zero targets.

Evotec receives approval for its near-term targets by SBTi

In October after Period-End, the Science Based Targets initiative (“SBTi”) informed Evotec that the Company’s greenhouse gas emissions reduction targets have been validated and approved. The science-based near-term targets are compliant with SBTi criteria and recommendations and consistent with levels required to meet the goals of the Paris Agreement. The SBTi has classified Evotec’s scope 1 and 2 target ambition and has determined that it is in line with a 1.5°C trajectory.

REPORT ON THE FINANCIAL SITUATION AND RESULTS

1. Results of operations

During the nine months ended 30 September 2023 Group revenues increased by 14% to €580.1 m compared with the same period of the previous year (9M 2022: €510.8 m). The increase compared with prior-year period is based on the diversified underlying business mix in a challenging environment, supported by two effects: BMS/Celgene programs and delivery of work packages as part of the new Technology-Partnership with Sandoz. Excluding the recognition of negative fx -effects, Group revenues grew by 15% from €510.8 m to €587.8 m. Growth of the base business was 14% from €502.8 m in 9M 2022 to €575.3 m in the first nine months of 2023. Evotec received milestone, upfront and license payments of €4.8 m (9M 2022: €8.1 m). Just - Evotec Biologics contributed €74.1 m during the nine months ended 30 September 2023 versus €27.9 m in the comparable prior year period, nearly tripling its revenues.

The Costs of revenue for the nine months ended 30 September 2023 amounted to €442.7 m (9M 2022: €419.2 m) yielding a gross margin of 23.7% (9M 2022: 17.9%). The increase of margin was supported from signing of cooperations and partnerships with BMS and Sandoz. Excluding effects related to the capacity build-up at Just – Evotec Biologics, total gross margin amounted to 26,7% versus 27,3% during the same period last year.

R&D expenses were €48.4 m, compared to €55.3 m in the nine months ended 30 September 2022 (-13%), reflecting the impacted business activity due to the cyber-incident in the second quarter leading to a temporary reduction of R&D costs. Unpartnered R&D expenses decreased by 10% (€45.7 m vs. 9M 2022: €50.7 m) and partnered R&D expenses were 42% lower than in the comparable reporting period in the previous year (9M 2023: €2.7 m versus 9M 2022: €4.6 m).

6

interim STATEMENT 9M 2023

SG&A expenses for the nine months ended 30 September 2023 amounted to €127.5 m and were thus €17.6 m or 16% higher compared to last year (9M 2022: €109.9 m). Expanding Evotec’s number of people to facilitate further growth as well as strengthening the end-to-end global processes and systems were the main drivers.

For the nine months ended 30 September 2023, other operating income amounted to €52.3 m, compared to €58.2 m for the comparable prior year period. R&D tax credits increased to €32.6 m (9M 2022: €29.8 m). However, recharges of Sanofi for ID Lyon, which ends in 2023 as planned, decreased to €16.9 m in 9M 2023 (9M 2022: €24.9 m). Key drivers of other operating expenses in the amount of €44.7 m (9M 2022: €1.5 m) have been related to managing the impact of the cyber-attack since 6 April. These costs are related to third party involvement like consultants and legal advisors (€11.9 m) as well as work contributed by Evotec staff (€32.0 m) and totalled to €43.9 m as of 30 September 2023. Internal costs reported under Other operating expenses related mainly to time spent in IT and other departments on recovering after the cyber-attack. Further, the company recognized €5.1 m of impairment on intangible assets in the second quarter.

The improvement in net income (loss) before taxes of €(56.6) m (9M 2022: €(136.4) m was mainly related to a less pronounced loss on investment in equity instruments re-evaluation in the amount of €(11.1) m (9M 2022 €(126.7) m), predominantly for Evotec’s equity position in Exscientia plc . In 9M 2023, Exscientia's ordinary share price decreased by 15% from US$ 5.33 at the end of 2022 to US$ 4.52 as of 29 September 2023.

Adjusted Group EBITDA for the nine months ended 30 September 2023 amounted to €50.2 m (9M 2022: €44.6 m) despite missed revenues after the cyber-attack. The external, one-off related cyber expenses of €11.9 m (€7.8 m as of Q2) are excluded from Adjusted Group EBITDA. One-off burdens in Q3 2023 were mitigated due to improved cost structures, therefore adjusted EBITDA in Q3 2023 reached €16.3 m versus €11.0 m in Q3 2022. 9M 2023 adjusted EBITDA, excluding Just – Evotec Biologics, would have reached €55.9 m (9M 20222: €84.6 m).

The net income (loss) as of 30 September 2023 amounted to €(67.8) m (9M 2022: €(148.5) m), almost exclusively due to the less pronounced loss on revaluation of investments in equity instruments versus last year - as mentioned above.

2. Increasing contribution from innovative platforms

Total revenues, consisting of revenues from EVT Execute and EVT Innovate, showed progress over all business areas. In the EVT Execute segment revenues (incl. intersegment revenues) increased by 3% to €543.4 m (9M 2022: €526.7 m), supported by increased revenues of Just – Evotec Biologics, which compensated for a significant share of missed revenues related to the cyber incident. Intersegment revenues amounted to €163.2 m (9M 2022: €137.9 m), which indicates the convergence of Evotec’s offering based on our fully integrated platform. Intersegment sales are an important indicator of the progress initiated within EVT Innovate where Evotec maintains rights to participate in the success of partnered projects in the future.

Costs of revenue of EVT Execute were at €460.5 m in the nine months ended 30 September 2023 (9M 2022: €441.3 m), corresponding to a gross margin of 15.3% (9M 2022: 16.2%). The decrease was mainly due to the contribution of Just - Evotec Biologics. EVT Execute gross margin excluding Just - Evotec Biologics (US) would have reached 24.7% in 9M 2023, a 30 basis point change compared to 25.0% in the same period 2022. R&D expenses came in at €2.8 m (9M 2022: €4.2 m), SG&A expenses increased to €102.1 m (9M 2022: €88.2 m), mainly caused by an increase in headcount and higher consultancy expenses. For the nine months ended 30 September 2023, other operating income amounted to €27.9 m, compared to €26.5 m for the comparable prior year period. The impact of the cyber-attack is visible in line with other operating expenses which amounted to €40.9 m (9M 2022: €1.2 m) and includes internal as well as external costs. The adjusted EBITDA of the segment reached €42.1 m (9M 2022: €75.8 m), caused by the loss of operation as a consequence of the cyber-attack.

7

interim STATEMENT 9M 2023

Revenues in the EVT Innovate segment increased to €199.9 m (9M 2022: €121.9 m). This growth of 64% was mainly driven by high base revenues from the collaboration with BMS. Costs of revenues of €(136.4) m were incurred in the first nine months of 2023. In the same period, gross margin significantly increased to 31.8% from 14.2% in the first nine months of 2022. Research and development expenses went down to €54.7 m for the first nine months of 2023, compared to €62.2 m for the same period of 2022. The reduction was owed to the cyber-attack at the beginning of April. The increase in SG&A expenses (9M 2023: €25.4 m vs. 9M 2022: €21.7 m) was mainly caused by expanded business development activities. Other operating expenses increased to €3.7 (9M 2022: €0.2 m), mainly as a result of the cyber-attack. For the nine months ended 30 September 2023, other operating income amounted to €24.4 m, compared to €31.7 m, for the comparable prior year period. The EVT Innovate adjusted EBITDA has improved to €8.2 m (9M 2022:€(31.2) m).

3. Financing and financial position

Cash flow provided by operating activities in the first nine months was €15.2 m compared with €236.6 m in the first nine months of 2022. The comparable figure last year was driven by a $200 m upfront payment from BMS Protein Degradation collaboration. This year’s figure is negatively affected by the cyber-incident, offset by various larger payments in connection with the BMS collaborations in Neuro and Protein Degradation which were received in the 9M reporting period.

Net cash flow provided from (used in) investing activities for the nine months ended 30 September 2023 amounted to €13.0 m (9M 2022: €(435.0) m), mainly driven by a positive effect of €203.1 m from proceeds from sale of current investments. Purchases/Proceeds from current investments (net) amounted to €181.6 m (9M 2022: €203.2 m) and were mainly used to fund the capital expenditures. Capital expenditure amounted to €150.0 m (9M 2022: €157.2 m) of which a majority pertains to investments in Just-Evotec Biologics. Apart from these growth projects, capital expenditures include investments focused on Global Drug Discovery (GDD), Drug Discovery Services (DDS), and energy-efficiency improvements.

Net cash provided by (used in) financing activities was €53.8 m in the nine months ended 30 September 2023 (9M 2022: €(50.5) m). Proceeds from loans amounted to €151.4 m, partly offset by repayments of lease obligations and repayments of loans.

Cash and cash equivalents amounted to €499.4 m as of 30 September 2023 (31. Dezember 2022: €415.2 m ). Total Liquidity decreased to €613.4 m (31 December 2022: €718.5 m).

4. Assets, liabilities, and stockholders’ equity

Assets

Between 31 December 2022 and 30 September 2023, total assets decreased slightly by €(2.7) m to €2,254.5 m (31 December 2022: €2,257.2 m).

Investments, and other current financial assets including derivatives amounted to €119.8 m (31 December 2022: €314.8 m). This significant decrease was a result of the sale of current investments as part of the financing of our capacity expansion.

Trade and other receivables and accounts receivable from associated companies and other long-term investments decreased in the nine months ended 30 September 2023 by €37.8 m to €134.0 m (31 December 2022: €171.8 m). Due to the receipt of the payments from BMS Neuro and Sandoz in July 2023, Days Sales Outstanding (DSO) of 63 days were significantly reduced from 96 as of 30 June 2023.

8

interim STATEMENT 9M 2023

Contract assets and Inventories remained relatively stable with €59.0 m versus €60.3 m as of 31 December 2022.

Current tax assets increased from €54.4 m as per 31 December 2022 to €58.3 m as per 30 September 2023 mainly related to increased receivables relating to R&D tax credits in Italy.

Prepaid expenses and other current assets as of 30 September 2023 increased by €11.6 m to €68.7 m compared to 31 December 2022 (€57.1 m) primarily due to an increase in VAT receivable.

Property, plant, and equipment increased by €113.7 m to €763.9 m (31 December 2022: €650.2 m) caused by capital expenditures for site expansions, significantly exceeding depreciations.

Intangible assets and Goodwill decreased by €(7.6) m compared with 31 December 2022, to €291.1 m (31 December 2022: €298.6 m), primarily due to straight-line amortisation of definite life intangibles and fx-effects.

Non-current tax assets increased to €98.7 m (31 December 2022: €70.3 m) mainly due to receivables relating to R&D tax credits in France and Prepayments regarding Corporate Income Tax and Trade Tax in Germany.

Long-term investments amounted to €151.6 m (31 December 2022: €154.1 m). This decrease resulted mainly from the revaluation of Evotec’s stake in Exscientia plc.

Liabilities

Trade and other payables decreased marginally by €(0.5) m in the nine months ended 30 September 2023 to €96.8 m (31 December 2022: €97.3 m), despite continued growth.

Provisions decreased by €(7.6) m to €63.2 m (31 December 2022: €70.8 m) due to annual bonus payments in the second quarter 2023.

Other current financial liabilities increased to €144.3 m (31 December 2022: €23.5 m) mainly due to reclassification of long-term financial liabilities.

Current and non-current contract liabilities decreased by €(22.0) m to €307.1 m (31 December 2022: €329.1 m) due to the recognition of the prepayments from BMS.

Net debt leverage ratio of (2.8)x adjusted EBITDA, excl. IFRS 16 effect and (4.6)x incl. IFRS 16 declined versus Q4 2022 due to meaningful investments in capacity expansion.

Stockholders’ equity

As of 30 September 2023, Evotec’s overall capital structure remained at a similar level compared with the end of 2022. Total stockholders’ equity decreased by €46.4 m to €1,140.8 m (31 December 2022: €1,187.2 m). Due to the exercise of stock options and Share Performance Awards, a total amount of 177,185,736 shares were issued and outstanding with a nominal value of €1.00 per share as of 30 September 2023.

Evotec’s equity ratio as of 30 September 2023 decreased to 50.6% (31 December 2022: 52.6%) which is mainly driven by a net loss of €67.8 m.

5. Human Resources

Employees

Headquartered in Hamburg, Germany, the Evotec Group employs 5,086 people globally as of 30 September 2023 (31 December 2022: 4,952 employees), which corresponds to a total increase of 2% compared to the prior year’s end. Overall, the number of employees grew by 134 in the first nine months of 2023 (9M 2022: 517).

9

interim STATEMENT 9M 2023

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS1

Evotec SE and Subsidiaries

Consolidated interim statement of financial position as of 30 September 2023

in T€ except share data	as of 30 September 2023	as of 31 December 2022
ASSETS
Current Assets:
— Cash and cash equivalents	499,366	415,155
— Investments	114,002	303,334
— Trade and other receivables	134,038	171,798
— Contract assets	27,067	30,516
— Inventories	31,906	29,825
— Current tax asset	58,266	54,422
— Other current financial assets	5,812	11,494
— Prepaid expenses and other current assets	68,741	57,126
Total current assets	939,198	1,073,671
Non-current assets:
— Long term financial investments and other long term assets	137,134	138,074
— Investments in associates and Joint ventures	14,486	16,043
— Property, plant, and equipment	763,899	650,201
— Intangible assets and Goodwill	291,055	298,638
— Deferred tax assets	10,052	10,327
— Non-current tax assets	98,685	70,293
Total non-current assets	1,315,311	1,183,576
Total assets	2,254,509	2,257,247

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
— Current financial liabilities	144,287	23,468
— Trade and other payables	96,774	97,277
— Contract liabilities	108,054	122,922
— Deferred income	11,265	13,748
— Provisions	46,442	54,410
— Current income tax liabilities	7,727	8,987
— Other current liabilities	19,495	16,894
Total current liabilities	434,045	337,706
Non-current liabilities:
— Long term financial liabilities	444,455	490,293
— Deferred tax liabilities	18,603	18,524
— Provisions	16,711	16,427
— Contract liabilities	199,025	206,136
— Other non-current liabilities	851	977
Total non-current liabilities	679,645	732,357
Stockholders’ equity:
— Share capital	177,186	176,953
— Additional paid-in capital	1,446,469	1,440,010
— Retained Earnings	(482,836)	(429,779)
Equity attributable to shareholders of Evotec SE	1,140,819	1,187,184
— Non-controlling interest	—	—
Total stockholders' equity	1,140,819	1,187,184
Total liabilities and stockholders’ equity	2,254,509	2,257,247

1) Each financial statement line item is rounded individually. Totals and subtotals may therefore deviate slightly from the sum of the individual items.

10

interim STATEMENT 9M 2023

Evotec SE and Subsidiaries

Consolidated interim income statement for the period from 1 January to 30 September 2023

in T€ except share and per share data	Nine months ended 30 September 2023	Nine months ended 30 September 2022	Three months ended 30 September 2023	Three months ended 30 September 2022
Revenue	580,113	510,759	196,278	173,884
Costs of revenue	(442,729)	(419,150)	(158,454)	(145,464)
Gross profit	137,384	91,609	37,823	28,420

Operating income (expenses)
— Research and development expenses	(48,366)	(55,320)	(17,503)	(18,482)
— Selling, general and administrative expenses	(127,482)	(109,858)	(39,290)	(42,462)
— Other operating income	52,290	58,188	13,804	19,330
— Other operating expenses	(44,655)	(1,455)	(7,010)	(335)
— Impairments	(5,131)	—	(12)	—
Total operating income (expenses)	(173,344)	(108,445)	(50,011)	(41,949)
Operating income (loss)	(35,960)	(16,836)	(12,187)	(13,529)

Non-operating income (expense)
Gain (loss) on investment in equity instruments reevaluation	(11,065)	(126,658)	(16,632)	(28,940)
Share of profit (loss) of associates and Joint ventures	(11,608)	(11,240)	(4,459)	(3,612)
Financial income	8,160	5,777	2,482	3,756
Financial expense	(8,558)	(10,872)	(3,521)	(3,055)
Other non-operating income (expense)	2,463	23,396	4,401	2,016
Total non-operating income (expense)	(20,608)	(119,597)	(17,729)	(29,835)

Net Income (loss) before taxes	(56,568)	(136,433)	(29,916)	(43,364)
— Income taxes	(11,215)	(12,021)	(9,039)	(3,911)
Total taxes	(11,215)	(12,021)	(9,039)	(3,911)
Net income (loss)	(67,782)	(148,454)	(38,955)	(47,275)

thereof attributable to:
Shareholders of Evotec SE	(67,782)	(148,454)	(38,955)	(47,275)

Weighted average shares outstanding	176,910,122	176,702,653	176,935,744	176,702,653
Net result per share (basic)	(0.38)	(0.84)	(0.22)	(0.27)
Net result per share (diluted)	(0.38)	(0.84)	(0.22)	(0.27)

11

interim STATEMENT 9M 2023

Evotec SE and Subsidiaries

Condensed consolidated interim statement of cash flows for the nine months ended 30 September 2023

in T€	Nine months ended 30 September 2023	Nine months ended 30 September 2022
Cash flows from operating activities:
— Net income (loss)	(67,782)	(148,454)
— Adjustments to reconcile net income to net cash provided by operating activities	108,754	241,483
— Change in assets and liabilities	(25,788)	143,604
Net cash provided by operating activities	15,184	236,633

Cash flow from investing activities:
— Purchase of current investments	(21,439)	(308,504)
— Purchase of investments in affiliates net of cash acquired	(1,650)	(23,000)
— Purchase of investments in associated companies and other long-term investments	(14,155)	(47,746)
— Purchase of property, plant, and equipment	(149,956)	(157,210)
— Purchase of convertible loan	(6,047)	(4,127)
— Proceeds from sale of current investments	203,062	105,303
— Dividends received	—	250
— Acquisitions, cash acquired	3,217
Net cash provided by (used in) investing activities	13,032	(435,034)

Cash flow from financing activities:
— Proceeds from capital increase	—	355
— Proceeds from option exercise	233	344
— Proceeds from loans	151,374	—
— Repayment of lease obligation	(12,983)	(14,235)
— Repayment of loans	(84,775)	(36,918)
Net cash provided by (used in) financing activities	53,848	(50,454)

Net increase (decrease) in cash and cash equivalents	82,065	(248,855)
Exchange rate difference	2,147	13,442
Cash and cash equivalents at beginning of year	415,155	699,326
Cash and cash equivalents at end of the period	499,366	463,913

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interim STATEMENT 9M 2023

FORWARD-LOOKING STATEMENTS

This interim statement contains forward-looking statements concerning future events. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding Evotec’s expectations for revenues, Adjusted Group EBITDA and unpartnered R&D expenses. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Evotec at the time these statements were made. No assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Evotec. Factors that could cause actual results to differ are discussed under the heading "Risk Factors" in our Annual Report for the year ended December 31, 2022. Evotec expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Evotec’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

NON-IFRS METRICS

This interim report includes certain financial measures and metrics not based on IFRS, including Adjusted Group EBITDA. We define Adjusted EBITDA as net income (loss) adjusted for interest, taxes, depreciation and amortization of intangibles, impairments on goodwill and other intangible and tangible assets, total non-operating results and change in contingent consideration (earn-out).

Adjusted EBITDA should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Adjusted EBITDA is a non-IFRS measure presented as a supplemental measure of our performance. Adjusted EBITDA should not be considered as an alternative to net income as a measure of financial performance. Adjusted EBITDA is presented because it is a key metric used by our Management Board to assess our financial performance. Management believes Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business. Our definition of this non-IFRS financial measure may not be comparable to similarly titled measures of other companies, thereby reducing the usefulness of our Adjusted EBITDA as a tool for comparison.

The following table shows the reconciliation of net income to Adjusted EBITDA

in T€	Evotec Group 9M 2023	Evotec Group 9M 2022
Net income	(67,782)	(148,454)
- Interest expense (net)	398	5,846
- Tax expense	11,215	12,021
- Depreciation of intangible assets	63,719	55,114
- Amortization of intangible assets	5,432	7,098
EBITDA	12,982	(68,375)
- Impairment of intangible assets	5,131	—
- Measurement gains from investments	11,065	126,658
- Share of loss of associates accounted for using the equity method	11,608	11,240
- Foreign currency exchange (loss) gain, net	175	(23,501)
- Other non-operating income, net	(2,638)	(646)
- Change in contingent consideration (earn-out)	—	(776)
- One-Off External Cyber-related Costs	11,889	—
Adjusted EBITDA	50,211	44,600

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